

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

<u>Via E-Mail</u>
Scott V. Schneider
Chief Financial Officer
Saul Centers, Inc.
7501 Wisconsin Avenue
Bethesda, Maryland 20814

> **Re: Saul Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 001-12254**

Dear Mr. Schneider:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Funds From Operations, page 49</u>

1. We note that your FFO available to common shareholders as disclosed on page 33 and 49 includes net income attributable to non-controlling interests. In future filings please revise to label this non-GAAP measure as "FFO from operations available to common shareholders and non-controlling interests".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant